Federated Hermes, Inc.

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

412-288-1900 Phone

FederatedHermes.com

August 4, 2021

United States Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, D.C. 20549-8626

Attn: Jason P. Fox

Dear Mr. Fox:

On July 7, 2021, we discussed comments on various Federated Hermes fund registrants with fiscal period ends from March 31, 2020 to May 31, 2020.

Following are our responses to your comments.

  Comment: You asked that we ensure that the Management Discussion of Fund Performance line graph is calculated in accordance with item 27(b)(7)(ii)(A) of Form N-1A. You reference Federated Hermes International Growth Fund (FIGRF) Class IS and indicate that the minimum investment for that class is $1,000,000, therefore the initial investment in the line graph should also be $1,000,000.

Response: The “How is the Fund Sold?” section of the Class IS Prospectus identifies certain types of investors that are not subject to the $1,000,000 minimum investment, accordingly Federated Hermes follows the guidance of Form N-1A and uses the stated $10,000 investment referenced in 27(b)(7)(ii)(A) as the initial investment of the line graph.

  Comment: You asked that we provide the percentage of shares of beneficial interest owned by an affiliate of FIGRF’s and Federated Hermes Emerging Markets Equity Fund’s (FEMEQF) adviser.

Response: As of May 31, 2020, the percentage of shares of beneficial interest owned by an affiliate of FIGRF’s and FEMEQF’s adviser were 74.8% and 71.2%, respectively.

We thank you for your attention to this response letter. If you have any further comments or questions on our responses, please contact me at (412) 288-1277 or Rich Paddock at (412) 288-4479.

Sincerely,

/s/ Lori A. Hensler

Lori A. Hensler

Treasurer